News Release

For immediate release

MICROCELL CHOOSES TO SEEK REFINANCING OF ITS SENIOR SECURED CREDIT FACILITIES

Montreal, January 22, 2004 - Microcell Telecommunications Inc. (TSX: MT) today announced that it will begin holding lenders' meetings with a view to voluntarily refinancing, on more favourable terms, its existing senior secured credit facilities with up to C$450 million of new secured bank debt. There is no assurance that this refinancing process will be completed.

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over one million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors
The statements made in this release concerning Microcell's future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change, and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

www.microcell.ca

For more information:

Investment community:
Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:
Claire Fiset
514 937-0102, ext 7824
claire.fiset@microcell.ca